SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2003



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   **43-1857213**

(Commission File Number)   *(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Explanatory Note

Charter Communications, Inc. (the "Company") is filing this amendment (this "Amendment") to its Current Report on Form 8-K dated September 3, 2003, including the exhibits, originally furnished to the Securities and Exchange Commission (the "Commission") on September 3, 2003 solely to correct an error in the purchase agreement included in the Current Report on Form 8-K dated September 3, 2003 filed for the Company's subsidiaries Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation. This Amendment replaces and supersedes the Current Report on Form 8-K filed on September 3, 2003 in its entirety.

ITEM 5. OTHER ITEMS

Charter Communications, Inc. announced the signing of a definitive agreement with Atlantic Broadband Finance, LLC for the sale of various cable television systems serving approximately 235,000 customers in Florida, Pennsylvania, Maryland, Delaware, New York and West Virginia for approximately $765 million cash. A copy of the press release and purchase agreement are being filed with this report as Exhibits 99.1 and 2.1, respectively.

ITEM 7. EXHIBITS.

Exhibit
Number   Description

2.1   Purchase agreement, dated September 3, 2003, by and between Charter Communications VI, LLC, The Helicon Group, L.P., Hornell Television Service, Inc., Interlink Communications Partners, LLC, Charter Communications, LLC, Charter Communications Holdings, LLC and Atlantic Broadband Finance, LLC *

99.1   Press release dated September 3, 2003. *

    * filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

Dated: September 4, 2003

By: /s/ Steven A. Schumm
Name: Steven A. Schumm
Title: Executive Vice President and Chief
Administrative Officer and Interim Chief Financial
Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number   Description

2.1   Purchase agreement, dated September 3, 2003, by and between Charter Communications VI, LLC, The Helicon Group, L.P., Hornell Television Service, Inc., Interlink Communications Partners, LLC, Charter Communications, LLC, Charter Communications Holdings, LLC and Atlantic Broadband Finance, LLC *

99.1   Press release dated September 3, 2003.